August 7, 2025

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Eric McPhee
Jennifer Monick

Re:	PENN Entertainment, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
Filed February 27, 2025
File No. 000-24206

Ladies and Gentlemen:

This letter responds to the comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter dated July 29, 2025 (the “Comment Letter”) in connection with the Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “2024 Form 10-K”) of PENN Entertainment, Inc. Except where indicated otherwise, the terms “PENN,” the “Company,” “we,” “our,” or “us” shall mean PENN Entertainment, Inc., and its consolidated subsidiaries.

For the convenience of the Staff, the Company has restated in this letter the comments in the Comment Letter in bold italics, followed by the Company’s response. Capitalized terms used but not defined herein have the meanings given to them in the relevant SEC filing. All references to page numbers and captions (other than those in the comments) correspond to the page numbers in the 2024 Form 10-K.

P 610.373.2400
825 Berkshire Blvd.
Wyomissing, PA 19610
pennentertainment.com

Form 10-K for Fiscal Year Ended December 31, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 38

Comment 1.
We note your disclosure that Adjusted EBITDAR is presented on a consolidated basis outside the financial statements solely as a valuation metric and that it should not be viewed as a measure of overall operating performance. We further note your inclusion of Adjusted EBITDAR margin on a consolidated basis. Please tell us what consideration you gave to your inclusion of this margin resulting in Adjusted EBITDAR also being viewed as a measure of your overall operating performance. This comment also applies to your earnings release.

Company’s Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company will not disclose Adjusted EBITDAR margin on a consolidated basis beginning with our earnings release and Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.

The Company also advises the Staff that, in future filings beginning for the quarter ended September 30, 2025, we will no longer disclose Adjusted EBITDAR on a consolidated basis and will only present Adjusted EBITDAR as our segment measure of segment profit or loss, which will be labeled “Segment Adjusted EBITDAR.”  Furthermore, for clarity in future filings beginning for the quarter ended September 30, 2025, “Adjusted EBITDA” will be labeled “Consolidated Adjusted EBITDA.”

If you have any questions or comments regarding this response to the Comment Letter, please contact me or Raquel Fox at 202-371-7050.

Sincerely,

/s/ Felicia R. Hendrix

Felicia R. Hendrix, Executive Vice President and Chief Financial Officer

cc:
Raquel Fox, Skadden, Arps, Slate, Meagher & Flom LLP

P 610.373.2400
825 Berkshire Blvd.
Wyomissing, PA 19610
pennentertainment.com